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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*


                    Valero Energy Corporation
        (formerly Valero Refining and Marketing Company)
-----------------------------------------------------------------
                         (Name of Issuer)


              Common Stock, par value $.01 per share
-----------------------------------------------------------------
                  (Title of Class of Securities)


                            91913Y100
              ------------------------------------
                          (CUSIP Number)


                c/o Arnold S. Olshin, Salomon Inc
                    Seven World Trade Center,
             New York, New York 10048 (212) 783-7000
-----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        September 22, 1997
              ------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.    [   ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

-----------------------                          ------------------------
CUSIP No. 91913Y100                                  Page 2 of 5 Pages
-----------------------                          ------------------------

-------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Salomon Inc
         22-1660266
-------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [   ]
                                                            (b) [ X ]
-------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         AF, 00
-------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [ X ]

-------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

-------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0 shares
NUMBER OF SHARES  -------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH REPORTING    -------------------------------------------------------
PERSON              9    SOLE DISPOSITIVE POWER
WITH                     0 shares
                  -------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 shares
-------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                        [   ]

-------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
-------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO, HC
-------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

           Salomon Inc hereby amends its Statement on Schedule 13D relating to the Common Stock, par value $.01 per share, of Valero Energy Corporation (formerly Valero Refining and Marketing Company) (the "Issuer") dated August 11, 1997 (as amended by an Amendment No. 1, dated September 15, 1997, the "Schedule 13D"), as set forth below. All terms defined in the Schedule 13D have the same meaning in this Amendment No. 2.

Item 4.    Purpose of Transaction.

           The fourth sentence of the third paragraph of this item as set forth in the Schedule 13D is hereby deleted and the following is inserted at the end of this item:

           "In accordance with the discussions between the Issuer and Salomon Inc referred to in the foregoing paragraph, the Issuer and Salomon Inc have entered into a First Amendment and Waiver, dated as of September 22, 1997 (the "Waiver Agreement"). A copy of the Waiver Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. Under the Waiver Agreement, the Issuer has agreed, among other things, to waive
(x) the lock-up provisions of the Stockholder Agreement so as to permit the sale by Salomon Inc of all, but not fewer than all, of Salomon Inc's shares of Common Stock (the "Salomon Shares") in a transaction or series of related transactions (i) consummated prior to September 30, 1997, (ii) resulting in gross cash proceeds to Salomon Inc of not less than $33.00 per share of Common Stock and (iii) involving a bona fide, broad public offering and distribution of such shares and (y) the Issuer's right of first offer with respect to such shares. Accordingly, Salomon Inc has sold all of the Salomon Shares to third parties in connection with a public offering (the "Offering"), in which SBI is acting as the agent for Salomon Inc. It is anticipated that the delivery of the Salomon Shares to the purchasers of such shares will be made on or about September 26, 1997.

           In connection with the Offering, SBI may, in each case in accordance with Rule 104 of Regulation M under the 1934 Act, prevailing market conditions and SBI's judgment with respect to the necessity and desirability thereof, (x) place or effect, as the case may be, stabilizing bids or purchases with respect to the Common Stock or (y) effect syndicate covering transactions to purchase shares of Common Stock in the open market to cover all or a portion of a short position, if any, resulting from the Offering.

           Other than as described above, neither Salomon Inc nor, to the best knowledge of Salomon Inc, SBI or any of the persons listed in Annex A hereto has any plans or proposals that relate to or would result in any transactions involving the Issuer or any of its subsidiaries or securities of the type or kind listed in Item 4 of Schedule 13D adopted by the SEC under the 1934 Act."

Item 5.    Interest in Securities of the Issuer.

           (a-b) The following is inserted at the end of this item as set forth in the Schedule 13D:


                       Page 3 of 5 Pages

           "As a result of the disposition of the Salomon Shares pursuant to the Offering, as more fully described in Item 4, Salomon Inc beneficially owns no shares of Common Stock as of the date hereof. Accordingly, Salomon Inc beneficially owns 0.0% of the outstanding shares of Common Stock."

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.

           This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

           "Other than the provisions of the Stockholder Agreement, the Waiver Agreement and the agreements, arrangements and relationships existing or contemplated in connection with the distribution by SBI (as the agent for Salomon Inc) of the Salomon Shares pursuant to the Offering, as more fully described in Item 4, neither Salomon Inc nor, to the best knowledge of Salomon Inc, SBI or any of the persons listed in Annex A hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer."

Item 7.    Material to Be Filed as Exhibits.

           The following is inserted after Exhibit 1 of this item as set forth in the Schedule 13D:

"Exhibit 2.   First Amendment and Waiver, dated as of September 22,
              1997, between the Issuer and Salomon Inc"


                       Page 4 of 5 Pages

                            SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 1997



                                 SALOMON INC



                                 By /s/ Arnold S. Olshin
                                   -------------------------
                                    Name: Arnold S. Olshin
                                    Title: Secretary


                       Page 5 of 5 Pages